495

06005913

SECU... ...MISSION
Washington, D.C. 20549

AB 3/22/06

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SEC FILE NUMBER
8- 066471

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC RECEIVED MAR 01 2006 PROCESSING WASH. DC SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Strong City Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

24 Long Hill Road
(No. and Street)

Newton	**New Jersey**	**07860**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Caruso **(201) 274-5741**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kempisty & Company, Certified Public Accountants, P.C.
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane, Suite 1003	**New York**	**New York**	**10038**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 27 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/26

displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Caruso, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Strong City Securities, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New Jersey
County of Sussex
February 28, 2006

[Signature]
Signature

Managing Member
Title

[Signature]
Notary Public

Carolyn Luisi
Notary Public of New Jersey
Commission Expires 06/04/08

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☒ (c) Statement of income (loss).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☐ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☒ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☐ (i) Information relating to the possession or control requirements for broker and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STRONG CITY SECURITIES, LLC

DECEMBER 31, 2005

INDEX

KEMPISTY & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, P.C.
15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

INDEPENDENT AUDITOR'S REPORT

To the Member of
Strong City Securities, LLC

We have audited the accompanying statement of assets, liabilities and members' equity of Strong City Securities, LLC as of December 31, 2005 and the related statements of revenues and expenses, member's equity and cash flows for the period October 1, 2004 to December 31, 2005 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Strong City Securities, LLC at December 31, 2005 and the results of its' operations and cash flows for the period October 1, 2004 to December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kempisty & Company, CPA's, P.C.

Kempisty & Company
Certified Public Accountants PC
New York, New York
February 24, 2006

STRONG CITY SECURITIES, LLC

STATEMENT OF ASSETS, LIABILITIES AND MEMBER'S EQUITY

DECEMBER 31, 2005

ASSETS		
Cash	$	17,997
Receivable from broker dealers		30,992
TOTAL ASSETS	$	48,989
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable	$	3,209
TOTAL LIABILITIES		3,209
Commitments and contingent liabilities		-
Member's equity		45,780
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	48,989

The accompanying notes are an integral part of these financial statements.

STRONG CITY SECURITIES, LLC

STATEMENT OF INCOME AND EXPENSES

FOR THE PERIOD OCTOBER 1, 2004 TO DECEMBER 31, 2005

Revenues:		
Stock borrowed/loaned fees	$	75,202
Total Income		75,202
Expenses:		
Salaries and payroll taxes		34,660
Professional fees		3,495
Other expenses		3,382
Communications		2,939
Regulatory fees		2,887
Insurance		608
Miscellaneous		9,686
Total Expenses		57,657
Net income	$	17,545

The accompanying notes are an integral part of these financial statements.

STRONG CITY SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE PERIOD OCTOBER 1, 2004 TO DECEMBER 31, 2005

Member's equity at October 1, 2004	$	28,236
Net income		17,545
Rounding		(1)
Member's equity at December 31, 2005	$	45,780

The accompanying notes are an integral part of these financial statements.

STRONG CITY SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE PERIOD OCTOBER 1, 2004 TO DECEMBER 31, 2005

Increase (Decrease) in cash

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	17,545
Changes in operating assets and liabilities:		
(Increase) in receivable from broker dealer		(30,992)
Increase in accrued expense		3,209
Other		(1)
Total adjustments		(27,784)
NET CASH USED BY OPERATING ACTIVITIES		(10,239)
NET INCREASE IN CASH		(10,239)
CASH		
October 1, 2004		28,236
December 31, 2005	$	17,997

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
December 31, 2005

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Strong City Securities, LLC, a Delaware limited liability company (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and became a member of the National Association of Securities Dealers, Inc. ("NASD") in November 2004.

The Company is engaged in the business of securities lending.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying value of financial instruments including receivable from broker dealer and accrued expenses, approximates their fair value due to the relatively short-term nature of these instruments.

Recent Accounting Pronouncements

The Company does not expect the adoption of recent accounting pronouncements to have any material impact on its financial condition or results of operations

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Comprehensive Income

The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 requires an entity to report comprehensive income and its components and increases financial reporting disclosures. This standard has no impact on the Company's financial position, cash flows or results of operations since no elements of the Company's comprehensive income exist other than the loss from operations.

NOTE 3- INCOME TAXES

No provisions for federal and state income taxes are made in the financial statements as these taxes are the responsibility of the member under this form of organization.

NOTE 4- COMMITMENTS AND CONTINGENCIES

At the current time, the sole member provides office space, for which the Company does not pay any rent.

NOTE 5- NET CAPITAL REQUIREMENTS

The Company is a member of the NASD is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company's net capital was $14,788 which was $9,788 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.2170 to 1.

NOTE 6- EXEMPTION FROM RULE 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5

OF THE SECURITIES EXCHANGE ACT OF 1934

STRONG CITY SECURITIES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

NET CAPITAL:				
Member's equity			$	45,780
Less non allowable assets:				
Receivable from broker dealers				30,992
NET CAPITAL			$	14,788
AGGREGATE INDEBTEDNESS, total liabilities			$	3,209
MINIMUM NET CAPITAL REQUIRED (6.67% of aggregate indebtedness)			$	214
MINIMUM NET CAPITAL DOLLAR REQUIREMENT			$	5,000
MINIMUM NET CAPITAL REQUIRED			$	5,000
EXCESS NET CAPITAL ($14,788 - $5,000)			$	9,788
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO	$	3,209		
NET CAPITAL	$	14,788		21.70%

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 PartIIA filing.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5

OF THE SECURITIES EXCHANGE ACT OF 1934

KEMPISTY & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, P.C.
15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

The Member of
Strong City Securities, LLC

In planning and performing our audit of the financial statements of Strong City Securities, LLC (the "Company") for the period October 1, 2004 to December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Strong City Securities, LLC

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of Strong City Securities, LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Members, management, the SEC, The NASD, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kempisty & Company, CPA's, P.C.

Kempisty & Company
Certified Public Accountants PC
New York, New York
February 24, 2006

STRONG CITY SECURITIES, LLC

FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION

15 MONTHS ENDED DECEMBER 31, 2005
WITH SUPPLEMENTARY REPORT
OF INDEPENDENT AUDITOR